SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.

JUL 3 - 2002

1086

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02044634

For the month of July, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

CRGH

e·on

Ad-hoc-Release

July 3, 2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON concludes talks on sale of Stinnes stake to Deutsche Bahn

Supervisory Board to decide on deal this evening

E.ON AG, Düsseldorf, is moving forward systematically in its strategy to focus on its core energy business. The company has completed negotiations with Berlin-based Deutsche Bahn AG (DB) on the sale of its 65.4 percent stake in Stinnes AG, Mühlheim as part of a cash tender offer by DB. DB has informed E.ON that its Board of Management has authorization from the company's Supervisory Board to conclude such an agreement with E.ON and to make Stinnes shareholders a cash tender offer of €32.75 per share. The agreement requires the approval of E.ON's Supervisory Board, which is meeting this evening.

DB's offer represents a premium of 24.5 percent over Stinnes's closing price on June 26, 2002, the last trading day before speculations about DB acquiring Stinnes became public. Under the proposed offer, E.ON would receive approximately €1.6 billion for its shareholding and record a book gain of about €600 million.

The transaction is expected to be completed in the fall of 2002. DB must obtain antitrust approval and consent under Germany's Federal Budget Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: July 3, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting